UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tuesday Morning Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

899035505

(CUSIP Number)

Mr. Kenneth Traub
Delta Value Group, LLC
902 Broadway, 6th Floor
New York, New York 10010
(888) 418-9964

With a copy to:

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 318-3000

Attn: Steven Suzzan, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 899035505

1	Name of Reporting Person Delta Value Group Investment Partnership, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,848,385
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,848,385
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,848,385
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 8.0% (1)
14	Type of Reporting Person PN

(1)	Based upon 48,024,022 shares of Common Stock of the Issuer outstanding as of February 3, 2020, as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2019 filed with the Securities and Exchange Commission (“SEC”) on February 5, 2020.

CUSIP No. 899035505

1	Name of Reporting Person Delta Value Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,848,385
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,848,385
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,848,385
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 8.0% (1)
14	Type of Reporting Person CO

(1)	Based upon 48,024,022 shares of Common Stock of the Issuer outstanding as of February 3, 2020, as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2019 filed with the SEC on February 5, 2020.

CUSIP No. 899035505

1	Name of Reporting Person Kenneth Traub
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,848,385
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,848,385
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,848,385
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 8.0% (1)
14	Type of Reporting Person IN

(1)	Based upon 48,024,022 shares of Common Stock of the Issuer outstanding as of February 3, 2020, as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2019 filed with the SEC on February 5, 2020.

Item 1.	Security and the Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Shares”), of Tuesday Morning Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6250 LBJ Freeway, Dallas, Texas 75240.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by:
1)	Delta Value Group Investment Partnership, LP, a Delaware limited partnership (“DVG Fund”), with respect to the Shares directly and beneficially owned by it;
2)	Delta Value Group, LLC, a Delaware limited liability company (“DVG GP”), as the sole general partner of DVG Fund; and
3)	Kenneth Traub (“Traub”), as the sole managing member of DVG GP.

DVG Fund, DVG GP and Traub are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person.” The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 902 Broadway, 6th Floor, New York, New York, 10010.

(c)	The principal business of DVG Fund is serving as a private investment fund. The principal business of DVG GP is to serve as the sole general partner of DVG Fund and Traub is the sole managing member of DVG GP.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	DVG Fund is a Delaware limited partnership. DVG GP is a Delaware limited liability company. Traub has a business address of 902 Broadway, 6th Floor, New York, NY 10010 and is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the Shares disclosed herein is $5,875,726 (excluding brokerage commissions). The Shares were purchased in open market transactions, as set forth in Schedule A, which is incorporated by reference herein. The source of funds for acquiring the foregoing shares of Common Stock was the working capital of DVG Fund.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Shares for investment purposes and intend to take such actions with respect to their investment in the Issuer as they deem appropriate. The Reporting Persons intend to have cooperative and constructive discussions with the Issuer regarding their investment in the Issuer. The Reporting Persons further intend that such discussions will include the possible acquisition of all of the outstanding Shares, and reserve the right to take such other actions they deem appropriate, including proposing potential business combinations or dispositions involving the Issuer, proposing changes to the governance of the Issuer and engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Depending upon market-related and other conditions, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of the Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Any action or actions the Reporting Persons might undertake with respect to the Shares will be dependent upon their review of numerous factors, including, without limitation, available information about the Issuer, including its financial position and operating performance, the price levels and liquidity of the Shares, and general economic and industry conditions. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b)      As of the date hereof, the Shares are held directly by DVG Fund. DVG GP serves as the general partner of and investment manager to DVG Fund. By reason of such relationships, DVG GP may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by DVG Fund. DVG GP disclaims beneficial ownership of all such shares. Traub serves as the sole managing member of DVG GP. By reason of such relationship, Traub may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by DVG Fund. Traub disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest in DVG Fund and DVG GP.

(c)	The transactions in the Shares by DVG Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference

(d)	Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

DVG Fund is a private investment fund formed for the purpose of acquiring and holding Shares. Other than the amended and restated limited partnership agreement of DVG Fund, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

On February 13, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

DELTA VALUE GROUP INVESTMENT PARTNERSHIP, LP

By:	DELTA VALUE GROUP, LLC, its General Partner

By:	/s/ Kenneth Traub
Name: Kenneth Traub
Title: Managing Member

DELTA VALUE GROUP, LLC

By:	/s/ Kenneth Traub
Name: Kenneth Traub
Title: Managing Member

KENNETH TRAUB

/s/ Kenneth Traub

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Delta Value Group Investment Partnership, LP

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
Purchase of Common Stock	101,000	1.8301	12/16/19
Purchase of Common Stock	150,000	1.8180	12/17/19
Purchase of Common Stock	128,900	1.8144	12/18/19
Purchase of Common Stock	102,894	1.8300	12/26/19
Purchase of Common Stock	96,522	1.8319	12/30/19
Purchase of Common Stock	31,000	1.8238	01/02/20
Purchase of Common Stock	35,000	1.8204	01/03/20
Purchase of Common Stock	112,700	1.7915	01/06/20
Purchase of Common Stock	77,000	1.7938	01/07/20
Purchase of Common Stock	25,000	1.7307	01/10/20
Purchase of Common Stock	40,000	1.6606	01/13/20
Purchase of Common Stock	31,000	1.5964	01/14/20
Purchase of Common Stock	35,000	1.5960	01/15/20
Purchase of Common Stock	16,241	1.5995	01/16/20
Purchase of Common Stock	28,647	1.5561	01/17/20
Purchase of Common Stock	50,000	1.4768	01/21/20
Purchase of Common Stock	6,000	1.4847	01/22/20
Purchase of Common Stock	12,000	1.4579	01/23/20
Purchase of Common Stock	7,700	1.3901	01/24/20
Purchase of Common Stock	8,100	1.3827	01/27/20
Purchase of Common Stock	20,000	1.3746	01/28/20
Purchase of Common Stock	17,000	1.3404	01/29/20
Purchase of Common Stock	3,000	1.3000	01/30/20
Purchase of Common Stock	14,800	1.2944	01/31/20
Purchase of Common Stock	907,000	1.2922	02/3/20
Purchase of Common Stock	50,000	1.3006	02/4/20
Purchase of Common Stock	35,800	1.3899	02/05/20
Purchase of Common Stock	245,700	1.4151	02/06/20
Purchase of Common Stock	56,800	1.3630	02/07/20
Purchase of Common Stock	88,000	1.3639	02/10/20
Purchase of Common Stock	68,657	1.4063	02/11/20
Purchase of Common Stock	28,000	1.4331	02/12/20
Purchase of Common Stock	111,386	1.4592	02/13/20

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